UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017; and

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017.

Item 1 – Information Contained in this Form 6-K Report

Supplemental Indentures and Seaspan Investment Pledge Agreement Relating to 5.50% Senior Notes due 2025

As previously announced, on March 13, 2018, Seaspan Corporation (the “Company”) completed its acquisition of the remaining equity interests of Greater China Intermodal Investments LLC (“GCI”) it did not previously own from Greater China Industrial Investments LLC (the “Merger”).

Following the Merger, the Company obtained the consent (the “Consent”) from the holders (the “2025 Noteholders”) of the 5.50% senior notes due 2025 (the “2025 Notes”), issued pursuant to a base indenture, dated as of October 10, 2017 (the “Base Indenture”), by and between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by a second supplemental indenture, dated as of February 14, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee and a third supplemental indenture, dated as of February 22, 2018 (the “Third Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee to, among other things, (i) waive the requirement that each of GCI and the acquired subsidiaries become a subsidiary guarantor and provide a guarantee of the 2025 Notes; and (ii) release the Company’s pledge of the outstanding shares of its subsidiary Seaspan Investment I Ltd. (“Seaspan Investment”), previously granted under a pledge agreement.

In connection with the Consent, the Company agreed to cause Seaspan Investment to become a subsidiary guarantor with respect to only the 2025 Notes and guarantee the 2025 Notes, pledge 100% of the equity interests of GCI; and execute a joinder to the Registration Rights Agreement (as defined below).

In connection with the Consent, the Company entered into, or caused Seaspan Investment and/or one or more of the Company’s other subsidiaries, to enter into the following agreements and supplemental indentures:

(i)	a fourth supplemental indenture, dated as of March 22, 2018 (the “Fourth Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, pursuant to which the amendments, waivers and other modifications that were approved by the 2025 Noteholders as part of the Consent became operative;

(ii)	a fifth supplemental indenture, dated as of March 26, 2018 (the “Fifth Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein (including Seaspan Investment) (collectively, the “Guarantors”) and the Trustee, pursuant to which Seaspan Investment became a “Guarantor” with respect to only the 2025 Notes and guaranteed the 2025 Notes;

(iii)	a sixth supplemental indenture, dated as of March 26, 2018 (the “Sixth Supplemental Indenture”), by and among the Company, the Guarantors and the Trustee, pursuant to which (1) the Trustee was authorized to enter into the Seaspan Investment Pledge Agreement (as defined below) and (2) the Trustee acknowledged the release of the Company’s pledge of the outstanding shares of Seaspan Investment that was previously granted under a pledge agreement, dated as of February 22, 2018, by and between the Company and the Trustee;

(iv)	a pledge agreement, dated as of March 26, 2018 (the “Seaspan Investment Pledge Agreement”), by and between Seaspan Investment and the Trustee, pursuant to which Seaspan Investment pledged 100% of its equity interests of GCI as collateral for the 2025 Notes; and

(v)	a joinder to the registration rights agreement, dated as of February 14, 2018 (the “Registration Rights Agreement”), by and among the Company, the guarantors specified therein and the investors specified therein, dated as of March 26, 2018 (the “Registration Rights Agreement Joinder”), by Seaspan Investment, as a subsidiary guarantor.

The Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seaspan Investment Pledge Agreement and the Registration Rights Agreement Joinder are filed as exhibits 4.5, 4.6, 4.7, 4.8 and 4.9, respectively, to this Report on Form 6-K and are incorporated herein by reference. The descriptions of the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seaspan Investment Pledge Agreement and the Registration Rights Agreement Joinder in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seaspan Investment Pledge Agreement and the Registration Rights Agreement Joinder, respectively.

Exhibit Index

Exhibit No.	Description

4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Registration Rights Agreement, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein (incorporated herein by reference to Exhibit 4.4 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Third Supplemental Indenture, dated as of February 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 22, 2018).

4.4	Pledge Agreement, dated as of February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 22, 2018).

4.5	Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

4.6	Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

4.7	Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee.

4.8	Seaspan Investment Pledge Agreement, dated as of March 26, 2018, between Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee.

4.9	Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 30, 2018	By:	/s/ Mark Chu
Name: Mark Chu Title: Secretary & General Counsel